# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Americas Gold & Silver Corporation, CIK 0001286973
CUSIP: 03062D100
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 145 King Street West, Suite 2870, Toronto, Ontario Canada (A6), M5h 1j8
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001845012

## Reporting persons
- NewGen Asset Management Limited: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,500,000; sole dispositive power 0; shared dispositive power 32,500,000; aggregate amount beneficially owned 32,500,000 (5.2% of the class)
- NewGen Holdco Limited: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,500,000; sole dispositive power 0; shared dispositive power 32,500,000; aggregate amount beneficially owned 32,500,000 (5.2% of the class)
- NewGen Equity Long/Short Fund: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,500,000; sole dispositive power 0; shared dispositive power 32,500,000; aggregate amount beneficially owned 32,500,000 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Americas Gold & Silver Corporation
Address of issuer's principal executive offices: 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8

## Item 2. Person Filing
Name of person filing:
NewGen Asset Management Limited
NewGen Holdco Limited
NewGen Equity Long/Short Fund
Address of principal business office or, if none, residence:
NewGen Asset Management Limited
NewGen Holdco Limited
NewGen Equity Long/Short Fund

Commerce Court North, Suite 2900
King Street West, Box 405
Toronto, A6 M5L1G3
Canada
Citizenship:
NewGen Asset Management Limited - Other - Canada
NewGen Holdco Limited - Other - Canada
NewGen Equity Long/Short Fund - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
NewGen Asset Management Limited - 32,500,000
NewGen Holdco Limited - 32,500,000
NewGen Equity Long/Short Fund - 32,500,000
Percent of class:
NewGen Asset Management Limited - 5.2%
NewGen Holdco Limited - 5.2%
NewGen Equity Long/Short Fund - 5.2%
Sole power to vote or to direct the vote:
NewGen Asset Management Limited - 0
NewGen Holdco Limited - 0
NewGen Equity Long/Short Fund - 0
Shared power to vote or to direct the vote:
NewGen Asset Management Limited - 32,500,000
NewGen Holdco Limited - 32,500,000
NewGen Equity Long/Short Fund - 32,500,000
Sole power to dispose or to direct the disposition:
NewGen Asset Management Limited - 0
NewGen Holdco Limited - 0
NewGen Equity Long/Short Fund - 0
Shared power to dispose or to direct the disposition:
NewGen Asset Management Limited - 32,500,000
NewGen Holdco Limited - 32,500,000
NewGen Equity Long/Short Fund - 32,500,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of NewGen Asset Management Limited. None of those advisory clients, other than NewGen Equity Long/Short Fund, may be deemed to beneficially own more than 5% of the Common Stock, $0.01 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- NewGen Asset Management Limited: By: /s/ David Dattels, David Dattels/President of NewGen Asset Management Limited (04/09/2025)
- NewGen Holdco Limited: By: /s/ David Dattels, David Dattels/Authorized Signatory for NewGen Holdco Limited (04/09/2025)
- NewGen Equity Long/Short Fund: By: /s/ David Dattels, David Dattels/President of NewGen Asset Management Limited on behalf of NewGen Equity Long/Short Fund (04/09/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.